	(404) 815-2227 reypascual@paulhastings.com September 17, 2010 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Mr. John Reynolds, Assistant Director	74133.00029
Re:	ExamWorks Group, Inc.
	Registration Statement on Form S-1
	Filed August 13, 2010
	File No. 333-168831

Dear Mr. Reynolds:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, ExamWorks Group, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010 (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 10, 2010 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. These responses are made on behalf of the Company.

Staff Comments and Company Responses

General

1.

In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please understand that the effect of the price and the amount of securities being offered, both by the company and by selling shareholders, on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

United States Securities and Exchange Commission September 17, 2010 Page 2

The Company confirms that any preliminary prospectus circulated to prospective investors will include all non-Rule 430A information, including the price range of the proposed initial public offering of the Company's common stock and related information based on a bona fide estimate of the public offering price within that range, as well as other information that was omitted from the initial Registration Statement.
2.

Prior to effectiveness of the company’s registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

The Company confirms that it will ensure the Staff is notified by FINRA once FINRA has finished its review and is comfortable with the proposed underwriting arrangements.
3.	Prior to effectiveness, please have an NYSE representative call the staff to confirm that your securities have been approved for listing.
The Company confirms that it will comply with the Staff’s request.
4.

We note that you have not filed several agreements, including a form of underwriting agreement, amended and restated certificate of incorporation and bylaws, and your legality opinion. Please note that we frequently comment on these documents and allow for sufficient time for us to do so.

The Company acknowledges the Staff’s comment.
Forepart of the Registration Statement and Outside Front Cover Page of Prospectus
5.	Please provide the information called for by Item 501(b)(8). In particular, we draw your attention to subpart (i) of that Item.
The Company has revised the disclosure to include that this is a firm commitment underwritten offering.
Risk Factors, page 9
6.

We note that you state that “the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.” Your risk factor section should not address unknown risks and you must disclose all material risks. Please revise to delete the noted statements from your prospectus.

United States Securities and Exchange Commission September 17, 2010 Page 3

The Company has revised the disclosure to revise the noted statements to address the Staff’s comment. Please refer to page 9 of Amendment No. 1.
7.

Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. For example, the subheadings “We have a limited operating history”, “We may not be successful in implementing our growth strategy and acquiring companies that complement our business”, “We may not be able to secure additional financing on acceptable terms or at all” and “We may not be able to maintain or expand our accreditation” simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 5 and pages 9 to 14 of Amendment No. 1.
Because we do not currently intend to pay cash dividends…, page 18
8.	Please revise to indicate that your existing credit facility prohibits the payment of cash dividends. Also indicate that future financing agreements may prohibit the payment of dividends.
The Company has revised the disclosure to address the Staff’s comment. Please refer to page 18 of Amendment No. 1.
Use of Proceeds, page 21
9.

Revise to indicate the dollar amount allocated to repay outstanding amounts under your credit facility, fund your acquisition program, working capital, corporate expenditures, and other general corporate purposes.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 21 of Amendment No. 1.
Dilution, page 24
10.	Please revise to disclose what effect of the underwriters exercising their over-allotment option in full will have on existing and new shareholders.
The Company has added disclosure to address the Staff’s comment. Please refer to page 24 of Amendment No. 1.
Unaudited Pro Forma Condensed Combined Financial Information Notes to the Unaudited Pro Forma Condensed Combined Financial Statements Note 4 – Pro Forma Adjustments, page 32.

United States Securities and Exchange Commission September 17, 2010 Page 4

11.

We note that you recorded a pro forma adjustment to eliminate certain salaries and related personal expenses attributable to previous owners of the acquired businesses that are considered to be nonrecurring. It appears that these expenses are included in the underlying historical financial statements and are not related to the transaction. Please provide a detailed explanation supporting this presentation under Article 11 of Regulation S-X or revise your pro forma financial statements accordingly.

The Company has added disclosure to address the Staff’s comment. Please refer to page 33 of Amendment No. 1.
Selected Financial Data, page 35
12.	Please revise to provide pro forma per share data for the period ended June 30, 2010 giving effect to the automatic conversion of the preferred stock issued in March 2010.
The Company has added disclosure to address the Staff’s comment. Please refer to page 38 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37 Our Industry, page 17
13.

Please provide your basis for the statements made in this section. For example, we note your statement that the company estimates that “approximately 15 to 20% of all workers’ compensation, automotive, personal injury and disability insurance claims” in the U.S. market are potentially subject to IME services.

The Company has revised the disclosure to delete references to specific percentages. Rather, the Company has disclosed the number of insurance claims for the insurance lines it serves (25 million claims based on available data) and indicated that many of those claims are subject to IMEs based on its knowledge of the IME market. Please refer to pages 40 and 59 of Amendment No. 1.

Acquisitions, page 38
14.

We note your disclosure on pages 38 and 59. Please expand your discussion regarding implementation of the company’s “focused initiatives” in your business section. For example, please address what the company plans to do to improve management systems and infrastructure and how it plans to implement its “focused initiatives”.

United States Securities and Exchange Commission September 17, 2010 Page 5

The Company has revised the disclosure to delete reference to “focused initiatives” and to clarify the central features of the Company’s business strategy. Please refer to page 41 of Amendment No. 1.
Results of Operations, page 39
15.	We note the disclosure on page 42 that you terminated your relationship with your previous senior credit facility. Please describe the circumstances under which the relationship was terminated.
The Company advises the Staff that the original credit facility was terminated in order for the Company to enter into its existing Credit Facility, which is larger and allowed the Company to further finance its growth. The original lender is a significant participant in our existing Credit Facility.
Business, page 55
16.	We note your statement on page 55 that the company “is a leading provider of independent medical examinations...peer and bill reviews, and related services.” Please provide the basis for your statement and either revise or advise. In addition, define “related services.”

As stated in the Registration Statement, the IME industry is highly fragmented with an estimated 500 mainly private companies and thousands of independent physicians and medical providers that provide IME services. The Company believes, based on its extensive knowledge of the market, its competitors and potential acquisition targets, that it is the largest IME service provider based on revenue. The Company also believes that it is one of a handful of independent IME service providers with a national presence in the United States and the only one in the United States with international operations in both Canada and the United Kingdom.

The Company has added revised the disclosure to address the Staff’s comment regarding “related services”. Please refer to pages 58 and 62 of Amendment No. 1.

17.	We note your statement on page 55 that the primary determinants of “the speed and quality with which IME services are performed” are the qualifications, experience and availability of physicians and other medical providers” and further note your disclosure on page 62. Please expand to discuss in greater detail what the qualifications, experience and availability of physicians and other medical providers are and how the company locates such individuals. Furthermore, define “other medical providers.”

United States Securities and Exchange Commission September 17, 2010 Page 6

The Company has added disclosure to address the Staff’s comment. Please refer to page 63 of Amendment No. 1.
18.	Please provide the basis for your statement on page 56 that most of the IME companies in the U.S. “provide IME services to only one line of business and only at a local level.”
The IME industry is highly fragmented. The Company believes there are approximately 500 IME services providers, most of them small, privately-held business. Most serve local or regional markets and because of the size and resources required to serve multiple insurance lines successfully, they tend to offer services to only one line of insurance. The Company’s acquisitions bear this out as most of its acquired businesses served a specific geographic region and served one line of business. For example, of 24 Company acquisitions, 18 served principally one line of business and the remaining 6, only two. That is one of the reasons the Company seeks to leverage its national presence and expertise in multiple lines of insurance to expand its existing client relationships.
19.	We note that the company commenced operations in July 2008. We also note your consistent reference to long-standing clients and industry and local relationships. In this regard, we direct your attention to pages 1-3, 55, and 57. Please clarify your disclosure and reconcile these statements.
The Company directs the Staff to the list of businesses it has acquired on page 65 of Amendment No. 1, which sets forth the year in which our acquired businesses were founded. The founding years of our acquired businesses range from 1984 to 2003. As a result, the Company’s businesses have long standing relationships with the Company’s clients.
20.	We note that no disclosure has been provided regarding the amount spent on company sponsored research and development. Please advise.
The Company advises the Staff that, historically, the Company has not spent any significant amount on Company sponsored research and development.
21.	Please revise to provide the disclosure required by Item 101(d) of Regulation S-K. We note that you do business in both the United States and in Canada.
The Company has added disclosures to address the Staff’s comment. Please refer to pages 65 and F-37 of Amendment No. 1.

United States Securities and Exchange Commission September 17, 2010 Page 7

IME Industry Growth Drivers, Page 56

22.	Please revise to explain in more detail your conclusion on page 56 that you believe “rising cost concerns within Health Canada...may increase the demand for IME services.”
The Company has deleted the above referenced sentence. Please refer to page 59 of Amendment No. 1.
Our Competitive Strengths, page 57
23.

You distinguish yourself from your competitors based on certain “competitive strengths” identified on pages 57-58. Please revise here and elsewhere to provide a balanced presentation of your competitive position. In this regard, it is unclear why you feel your competitors may not focus on “quality and integrity and assistance with continuing medical education programs” as well as other qualities listed in this section, such as having an experienced management team.

The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 60 and 66 of Amendment No. 1.
Medical Panel, page 60
24.	We note your continued disclosure, such as that on page 60, that your medical panel is made up of 13,500 credentialed physicians and other medical providers. Please revise to define “credentialed.”
The Company has revised the disclosure to provide an explanation of its credentialing policies for physicians that comprise its medical panel. Please refer to page 63 of Amendment No. 1.
25.

Please expand your discussion with respect to IME*Centric. You may wish to discuss how this software is managed within the company and how many employees are charged with supporting this software. Furthermore, please address how far along the company is in deploying this software throughout the organization.

The Company has added disclosure to expand its discussion with respect to IME*Centric and address the Staff’s comment. Please refer to pages 63 and 64 of Amendment No. 1.
Clients, page 62
26.	Please disclose the name of your client who contributed 11% of total revenue for the year ended December 31, 2009.

United States Securities and Exchange Commission September 17, 2010 Page 8

The Company advises the Staff that, pro forma for acquisitions completed through September 7, 2010, no client contributed more than 10% of pro forma total revenue in 2009 and the six months ended June 30, 2010. Given that and the history of the Company, the Company respectfully submits that the requested client name as of December 31, 2009 is no longer relevant or meaningful to investors and would therefore prefer not to divulge the client’s identity for competitive reasons.
Competitive Landscape, page 63
27.	Please expand your disclosure to discuss competition, in both countries, in terms of price, service and warranty.
The Company has added disclosure to address the Staff’s comment. Please refer to page 66 of Amendment No. 1.
28.

We note your disclosure regarding the company’s position to provide numerous services versus your competitors’ position to only be able to provide one service. Please address the positive and negative factors pertaining to your competitive position with respect to the factors against competitors that you have identified. See Item 101(c)(1)(x) of Regulation S-K.

The Company has added disclosure to address the Staff’s comment. Please refer to page 66 of Amendment No. 1.
Intellectual Property, page 66
29.	Please provide the duration of the intellectual property you describe in this section. See Item 101(c)(1)(iv) of Regulation S-K.
The Company has added disclosure to address the Staff’s comment. Please refer to page 69 of Amendment No. 1.
Properties and Facilities, page 66
30.

We note your disclosure regarding your corporate headquarters and corporate offices. Please expand your disclosure to address adequacy and suitability of the properties as required by Item 102 of Regulation S-K. In doing so, you may wish to discuss square footage of the properties and address such lease terms as length of term, termination, and options to renew, if any.

The Company has revised the disclosure to address the Staff’s comment by providing the square footage and term of the leases of its corporate headquarters in Atlanta and New York. The Company leases office space that is readily available in all geographies and does not believe that its

United States Securities and Exchange Commission
September 17, 2010

leased locations throughout the U.S., Canada and the United Kingdom are materially important. Please refer to page 70 of Amendment No. 1.

Management and Board of Directors, page 68
Our Executive Officers, Certain Key Employees, and Directors, page 68

31.

We note that several individuals have gaps in their employment during the last five years. For example, we note that Mr. Kozlowski’s employment from June 2007 until July 2008 is undisclosed, as is Mr. Bach’s from sometime in 2009 until July 2010 and Mr. Campbell’s from 2007 until July 2008. Please revise to clarify any gaps in the employment history. Additionally please revise the dates in this section to include months.

The Company has revised the disclosure to address the Staff’s comment by clarifying the employment gaps for Messrs. Kozlowski, Bach, Campbell and LeMaire. The Company has also revised the dates in this section to include months for the previous five years and, where available, months for dates prior to 2005. Please refer to pages 72 through 75 of Amendment No. 1.

32.

With regard to your disclosure of the business experience of your executive officers and directors beginning on page 68 and continuing through page 71, please revise as appropriate to provide the principal business of any corporation or other organization described. See Item 401(e)(1) of Regulation S-K.

The Company has revised the disclosure to address the Staff’s comment by providing, at the corporation or organization’s first mention and where appropriate or relevant, the principal business of any corporation or other organization in which any of the executive officers and directors were employed. Please refer to page 72 through 75 of Amendment No. 1.

Board’s Role in Risk Oversight, page 73

33.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company has revised the disclosure to provide that going forward, the Company’s compensation committee will be responsible for assuring that the Company’s compensation structures for executive officers and other employees do not encourage excessive or otherwise undesirable risk-taking. Please refer to page 78 of Amendment No. 1.

United States Securities and Exchange Commission
September 17, 2010

Director Compensation, page 74

34.	We note your disclosure on page 74. Please revise to present such compensation disclosure in the table required by Item 402(k) of Regulation S-K..
The Company has revised the disclosure to address the Staff’s comment. Please refer to page 78 of Amendment No. 1.

Executive Compensation, page 75
Compensation Discussion and Analysis, page 75

35.

We note your disclosure regarding the annual cash incentives in your Compensation Discussion and Analysis section on page 76. Please revise to add more detail concerning how the company determines the amount of cash bonuses specifically addressing the individual and corporate qualitative performance factors that are taken into account. See Item 402(b)(1)(v) of Regulation S-K..

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 81 of Amendment No. 1. In addition, the Company advises the Staff that the Company has no employment agreements with any executive officer and does not have any arrangements or agreements with any executive officers to provide any cash incentive bonus.

36.

We note that Mr. Kozlowski was granted stock options in 2009 in connection with a periodic review of his compensation. Please revise to address why the company determined to review his option grants and grant him 6,000 stock options.

The Company has added disclosure to address the Staff’s comment. Please refer to page 81 of Amendment No. 1.
37.

We note that the company paid Compass Partners approximately $290,000 in 2009 pursuant to the Monitoring Fee Agreement in connection with advisory and consulting services in connection with debt and equity offerings along with dispositions or acquisitions. Advise us in detail why these payments should not be reflected in the Summary Compensation Table pursuant to Item 402 of Regulation S-K. We may have further comment.

The Company has added disclosure to address the Staff’s comment. Please refer to page 83 of Amendment No. 1.

United States Securities and Exchange Commission
September 17, 2010

Certain Relationships and Related Party Transactions, page 87

38.	Please revise to indicate the positions held by Mr. Perlman and Mr. Price with the company.
The Company has revised the disclosure to address the Staff’s comment. Please refer to page 92 of Amendment No. 1.
39.	Please revise to clarify the amount of ownership of Compass Partners LLC held by Mr. Richard Perlman and Mr. James Price.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 92 of Amendment No. 1. The Company advises the Staff that Mr. James Price does not hold any ownership interest in Compass Partners, L.L.C.

40.

We note your indicate that the company paid $290,000 to Compass Partners pursuant to the Monitoring Fee Agreement. We also note that you indicate on page 42 that costs of $1.7 million were incurred under the monitoring fee agreement. Please advise.

Prior to the Amendment to the Monitoring Fee Agreement (the “Amendment”), the Company had already paid Compass Partners approximately $290,000 of fees due under the Monitoring Fee Agreement on account of Company EBITDA for the nine months ended September 30, 2009. In connection with the Amendment, as set forth in the Registration Statement, the Company issued 143,842 shares to Compass Partners in consideration of the termination of the Company’s obligation to pay cash fees in the future. The estimated fair value of the shares issued was determined to be approximately $1.4 million based on the quarterly valuation of the Company’s common stock as of December 31, 2009 through assistance of third party valuation firm using discounted future cash flows and taking into consideration a number of subjective factors, including the illiquid nature of the common stock and expected time toliquidity. As a result, the Company recorded total costs of approximately$1.7 million in connection with the Monitoring Fee Agreement during 2009($1.4 million + $290,000). We have added clarifying disclosure at page 92 ofAmendment No. 1.

41.	Please file the monitoring fee agreement as an exhibit to the registration statement.
In response to the Staff’s comment, the Company has filed the MonitoringFee Agreement and amendments to the Monitoring Fee Agreement as Exhibits 10.11 through 10.12 to Amendment No. 1.

United States Securities and Exchange Commission
September 17, 2010

42.	Please file the agreement with RedRidge Finance Group as an exhibit to the registration statement.

In response to the Staff’s comment, the Company has filed a letter from the Company to RedRidge Finance Group regarding the engagement letter, a letter from the Company to RedRidge Finance Group regarding an increase to existing credit, and a form due diligence engagement letter as Exhibits 10.13 and 10.14.

43.	Revise to disclose the material terms of the consulting agreements with Dr. Decter and Dr. Robbins.

The Company has revised the disclosure to address the Staff’s comment. The Company advises the Staff that, in addition to the consulting agreements described in the Registration Statement, the Company has also entered into services agreements with Drs. Decter and Robbins. The Company has expanded the disclosure to provide the material terms of these services agreements. Please refer to pages 92 and 93 of Amendment No. 1.

44.	Please file the consulting agreements with Dr. Decter and Dr. Robbins as exhibits to the registration statement.

In response to the Staff’s comment, the Company has filed the consulting agreements with Dr. Decter and Dr. Robbins as Exhibits 10.15 and 10.16, respectively, to Amendment No. 1. The Company has also filed the services agreements with Drs. Decter and Robbins as Exhibits 10.17 and 10.18, respectively. The Company advises the Staff that certain portions of the services agreements have been redacted and the Company will request confidential treatment thereto pursuant to a Confidential Treatment Request which the Company will submit to the Staff.

45.	Please indicate the amount of interest paid to Richard Perlman and James Price on the December 2009 $3.5 million promissory notes.
The Company has revised the disclosure to address the Staff’s comment. Please refer to page 93 of Amendment No. 1.
46.	Please include the aggregate amount of all periodic payments in connection with the lease with Compass Partners. See Instruction 3(a) to Item 404(a) of Regulation S-K.
The Company has revised the disclosure to address the Staff’s comment. Please refer to page 93 of Amendment No. 1.

United States Securities and Exchange Commission
September 17, 2010

47. Please revise to indicate the amount of the monthly payments commencing on January 1, 2011 after the increase in the lease agreement.

The Company has revised the disclosure to address the Staff’s comment.
Please refer to page 93 of Amendment No. 1.

ExamWorks Group, Inc. and Subsidiaries
Consolidated Financial Statements

General

48. We note that you were formed in 2007 and began operations in July 2008 with the acquisition of three IME businesses. Considering you had no operations and succeeded the business of these entities, tell us which one of these businesses is considered your predecessor.

The Company was incorporated in April 2007 for the purpose of entering into the IME industry. Before and after that time, the Company, through its officer, directors, consultants and other advisors, spent a considerable amount of time and significant resources analyzing the industry, establishing relationships, and identifying and conducting diligence on potential acquisition candidates. The Company financed these activities with $12 million of equity capital raised from one investor (ExamWorks Holdings, LLLP). During this time, the Company also identified and secured a senior lender that agreed to provide it with a revolving credit facility for working capital and acquisition financing and engaged senior management and other personnel.

The Company’s efforts during this time period were successful and culminated in the concurrent acquisition of three IME businesses in July 2008, at which time the Company started providing IME services. The Company financed these initial acquisitions with a portion of the initial equity raised in 2007 and early 2008, proceeds from its credit facility and equity. With respect to the latter, immediately after the initial three concurrent acquisitions, the Company’s pre-existing shareholder maintain control of the Company through its post acquisition ownership of 62% of the Company's capital stock and through a stockholder agreement that to this day gives it the power to appoint the Company’s Board of Directors. Even after the acquisition of eleven additional IME businesses in 2009, the original shareholder owned 51% of the Company’s capital stock.

As stated above, the Company engaged in operations during 2007 and 2008 and its original shareholder maintained control of the Company subsequent to the acquisitions. As a result, the Company does not consider any of the

United States Securities and Exchange Commission
September 17, 2010

acquired companies or businesses its predecessor. For the same reasons, the Company was identified as the accounting acquirer of the three IME businesses acquired in July 2008. The Registration Statement therefore includes audited financial statements for the Company for 2007, 2008 and 2009 (plus interim financial statements for 2010), as well as the financial statements required to be included by Rule 3-05 of Regulation S-X, including audited and interim financial statements for 2007 and the six months ended June 30, 2007 and 2008, respectively. The Company has also clarified the language in the registration with respect to its commencement of operations as July 2008 is more appropriately characterized as the date the Company completed its first three acquisitions and started providing IME services.
Notes to Consolidated Financial Statements (2) Summary of Significant Accounting Policies (1) Revenue Recognition, page F-11
49.

The disclosure in the Business section (pages 59 and 60) suggests that you provide several types of services to your customers. In addition, it appears from your disclosure that you are recognizing revenue at the time services have been performed or when the report is shipped to the customer.

Please provide us with a detailed description of your revenue generating activities. Your response should provide a link between your major sources of revenue and the criteria for revenue recognition per FASB ASC 605. We may have further comments upon review of your response.

The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 51 and F-12 of Amendment No. 1.
(3)	Acquisitions, page F-18
50.

We note that you acquired twenty four IME businesses from 2008 – 2010 (i.e. from July 7, 2007 through the date of this filing). We note further that you provided audited financial statements for nine of these acquired businesses. Please tell us how you considered the guidance per Article 3-05 of Regulation S-X and SAB Topic 1.J. in determining which acquiree financial statements are required to be presented in your registration statement (i.e. the entities for which audited financial statements are provided and the periods presented). In addition, please provide us with your significance test calculations performed pursuant to the relevant guidance.

As requested, attached to this letter as Schedule A are the Company’s significance test calculations under Rule 3-05 of Regulation S-X for acquisitions completed in 2009 and 2010. The attached shows, per year and per acquisition, the dollar amounts and percentage of acquired assets, GAAP purchase price and income before taxes relative to the Company’s total assets and income before taxes for the relevant measuring year. It

United States Securities and Exchange Commission
September 17, 2010

then summarizes the results, separately listing significant and insignificant acquisitions, and with respect to the latter, specifying which of the insignificant acquisitions have been or are being audited to satisfy the requirement that the mathematical majority of insignificant acquisitions be audited. As you can see, three audits (Verity, Exigere and UKIM) are still in progress and will be filed as soon as available and in no event later than the time any preliminary prospectus is circulated. The attachment does not address the 2008 acquisitions as all three were audited for the required periods and included in the Registration Statement individually or as part of the Company’s audited financial statements.
51.

Please provide qualitative descriptions of the factors that make up the goodwill recognized in conjunction with your acquisitions, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition or other factors as required by ASC

805-30-50-1(a).
The Company has revised the disclosure to address the Staff’s comment. Please refer to page and F-20 of Amendment No. 1.
(7)	Stockholders’ Equity, page F-28
52.

It appears from your disclosure here and in Section 2.1(a) of the Investor’s Rights Agreement filed as Exhibit 10.6 that you are required to file a registration statement and have it declared effective within a certain time frame or you are required to pay liquidated damages. Please revise to provide complete disclosures required by FASB ASC 825-20-50.

The Company has added disclosure to address the Staff’s comment. Please refer to page F-30 of Amendment No. 1.

Exhibits

53.	We note that exhibits 10.1.1 through 10.1.10, 10.1.14 through 10.1.16, 10.3.3, and 10.4 do not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself.
Please file each exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K or advise.

In response to the Staff’s comment, the Company has re-filed the above referenced exhibits along with the requested schedules and/or attachments. The Company advises the Staff that certain portions of the schedules to Exhibits 10.1.1 through 10.1.6, 10.1.14 and 10.1.16 have been redacted and the Company will request confidential treatment thereto pursuant to a Confidential Treatment Request which the Company will submit to the Staff. Exhibit 10.3.3 did not include any schedules; rather,

United States Securities and Exchange Commission
September 17, 2010

Exhibit 10.3.3 contained a reference to the Schedule I attached to Exhibit 10.3.1. Furthermore, one of the exhibits to Exhibit 10.1.7 was a copy of the Company’s February 2010 private placement memorandum, which we have not filed as we believe it would be inappropriate to do so in light of the private nature of that offering. The Company hereby confirms that information included in that private placement memorandum that would be material to investors in this offering is or will be included in the Registration Statement.
54.	We note your consistent reference to lock-up agreements. Please confirm that all material agreements have been filed pursuant to Item 601(b)(10) of Regulation S-K or advise.
In response to the Staff’s comment, the Company confirms that all material agreements will be filed prior to declaring the Registration Statement effective. The Company advises the Staff that the terms of the lock-up agreements referenced in the Registration Statement will be reflected in the underwriting agreement, which will be filed with the Registration Statement by amendment.

****************

     The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at 404-815-2227.

Very truly yours,

Reinaldo Pascual
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Attachments
cc:	Angela Halac
Jamie Kessel
David Link
Erin Wilson

Schedule A

ExamWorks, Inc.
Rule S-X 3-05 Considerations
2009 Acquisitions

Total Assets @ 12/31/08	$ 38,898,000

Income Before Taxes - FYE
12/31/08	$ (3,606,000)

	Asset Test	Investment Test	Income Test	Notes / Comments

		GAAP Purchase	Income
2009 Acquisitions	Acquired Assets	Price	Before Taxes

Ricwel	$ 568,000	$ 1,205,000	$ 233,000	Acquired 4/17/2009 - data as of 12/31/2008
Percentage	1.5%	3.1%	-6.5%

Marquis	$ 888,000	$ 5,497,000	$ (15,000)	Acquired 5/21/2009 - data as of 12/31/2008
Percentage	2.3%	14.1%	0.4%

IME Software Solutions	$ -	$ 849,000	$ 248,000	Acquired 7/7/2009 - data as of 12/31/2008
Percentage	0.0%	2.2%	-6.9%

The Evaluation Group	$ 1,051,000	$ 6,165,000	$ (284,000)	Acquired 8/14/2009 - data as of 12/31/2008
Percentage	2.7%	15.8%	7.9%

Benchmark	$ 1,163,000	$ 2,607,000	$ (173,000)	Acquired 8/14/2009 - data as of 7/31/2009
Percentage	3.0%	6.7%	4.8%

				Acquired 12/31/2009 - data as of
Abeton	$ 5,534,000	$ 9,654,000	$ 163,000	12/31/2008
Percentage	14.2%	24.8%	-4.5%

				Acquired 12/31/2009 - data as of
Qualmed	$ 8,000	$ 2,934,000	$ 19,000.00	12/31/2008
Percentage	0.0%	7.5%	-0.5%

				Acquired 12/31/2009 - data as of
Zeide/Chalal	$ -	$ 2,138,000	$ 598,000	12/31/2008
Percentage	0.0%	5.5%	-16.6%

				Acquired 12/31/2009 - data as of
MedNet	$ 1,077,000	$ 4,799,000	$ 327,000	12/31/2008
Percentage	2.8%	12.3%	-9.1%

Summary	Asset Test	Investment Test	Income Test

Significant Acquisitions:
Abeton	14.2%	24.8%	-4.5%	Audit completed

Insignificant Acquisitions:

Ricwel	1.5%	3.1%	-6.5%
Marquis	2.3%	14.1%	0.4%
IME Software Solutions	0.0%	2.2%	-6.9%
The Evaluation Group	2.7%	15.8%	7.9%	Audit completed
Benchmark	3.0%	6.7%	4.8%	Audit completed
Qualmed	0.0%	7.5%	-0.5%
Zeide/Chalal	0.0%	5.5%	-16.6%
MedNet	2.8%	12.3%	-9.1%	Audit completed

Aggregate	12.2%	67.3%	-26.4%

Insignificant Acquisitions
Audited	8.5%	34.9%	3.6%	Mathematical majority subjected to audits

For insignificant acquisitions look to highest significance in the aggregate - if the aggregate of either asset, investment or income exceeds 50%, provide financial statements for the mathematical majority for the most recent fiscal year and the latest interim period preceding the acquisition.

ExamWorks, Inc.
Rule S-X 3-05
Considerations
2010 Acquisitions

Total Assets @
12/31/09	$ 76,547,000

Income Before Taxes
- FYE 12/31/09	$ (7,017,000)

	Asset Test	Investment Test	Income Test	Notes / Comments

		GAAP Purchase	Income
2010 Acquisitions	Acquired Assets	Price	Before Taxes

AMBR	$ 808,000	$ 4,874,000	$ 551,000	Acquired 3/15/2010 - data as of 12/31/2009
Percentage	1.1%	6.4%	-7.9%

MEI	$ 2,511,000	$ 6,737,000	$ 1,045,000	Acquired 3/15/2010 - data as of 12/31/2009
Percentage	3.3%	8.8%	-14.9%

Metro Medical	$ 2,677,000	$ 13,581,000	$ 2,203,000	Acquired 3/26/2010 - data as of 12/31/2009
Percentage	3.5%	17.7%	-31.4%

NMR	$ 2,710,000	$ 14,561,000	$ 19,000	Acquired 6/30/2010 - data as of 9/30/2009
Percentage	3.5%	19.0%	-0.3%

SOMA	$ 2,502,000	$ 14,426,000	$ 411,000	Acquired 6/30/2010 - data as of 7/31/2009
Percentage	3.3%	18.8%	-5.9%

Direct IME	$ 2,251,000	$ 13,629,000	$ 2,586,000	Acquired 6/30/2010 - data as of 12/31/2009
Percentage	2.9%	17.8%	-36.9%

401 Diagnostics	$ -	$ 650,000	$ 43,000	Acquired 6/30/2010 - data as of 12/31/2009
Percentage	0.0%	0.8%	-0.6%

IMS	$ 413,000	$ 828,000	$ 162,000	Acquired 6/30/2010 - data as of 12/31/2009
Percentage	0.5%	1.1%	-2.3%

Exigere	$ 1,493,000	$ 7,538,000	$ (276,000)	Acquired 8/6/2010 - data as of 12/31/2009
Percentage	2.0%	9.8%	3.9%

Verity	$ 1,226,000	$ 14,108,000	$ 2,348,000	Acquired 8/6/2010 - data as of 12/31/2009
Percentage	1.6%	18.4%	-33.5%

HCM	$ 431,000	$ 1,853,000	$ 275,000	Acquired 9/1/2010 - data as of 12/31/2009
Percentage	0.6%	2.4%	-3.9%

UKIM	$ 17,492,000	$ 17,104,000	$ 1,311,000	Acquired 9/7/2010 - data as of 3/31/2010
Percentage	22.9%	22.3%	-18.7%

Summary	Asset Test	Investment Test	Income Test

Significant
Acquisitions:
Metro Medical	3.5%	17.7%	-31.4%	Audit completed
Direct IME	2.9%	17.8%	-36.9%	Audit completed
Verity	1.6%	18.4%	-33.5%	Audit in progress
UKIM	22.9%	22.3%	-18.7%	Audit in progress

Insignificant
Acquisitions:

AMBR	1.1%	6.4%	-7.9%	Audit completed
MEI	3.3%	8.8%	-14.9%	Audit completed
SOMA	3.3%	18.8%	-5.9%
401 Diagnostics	0.0%	0.8%	-0.6%
IMS	0.5%	1.1%	-2.3%
NMR	3.5%	19.0%	-0.3%	Audit completed
Exigere	2.0%	9.8%	3.9%	Audit in progress
HCM	0.6%	2.4%	-3.9%

Aggregate	14.2%	67.2%	-31.8%

Insignificant
Acquisitions Audited	9.8%	44.0%	-19.1%	Mathematical majority subjected to audits

For insignificant acquisitions look to highest significance in the aggregate - if the aggregate of either asset, investment or income exceeds 50%, provide financial statements for the mathematical majority for the most recent fiscal year and the latest interim period preceding the acquisition.